UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual Period Ended June 30, 2017

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this semiannual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our 1A/A Offering Circular filed March 15, 2017 and elsewhere in this document.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices.

Results of Operations of the Company Ending June 30, 2017

Revenue: We had no revenues during the six months ended June 30, 2017 or since our inception June 21, 2016.

Operating Expenses: Operating expenses for the six months ended June 30, 2017 were $2,476,119, consisting of $30,139 in selling and marketing expenses; $209,489 in product development and $2,236,491 of general and administrative expenses. $1,224,242 of our general and administrative expenses were non-cash expenses related to the vesting of stock options issued. Operating expenses for the period from June 21, 2016 (inception) to June 30, 2016 were $52,572, consisting of $20,000 in product development and $32,572 of general and administrative expenses. The increase in operating expenses is due to the fact that we had only been operating for nine days during the 2016 period.

Net Loss: Net loss for the six months ended June 30, 2017 was $2,591,548 as compared to $52,572 for the period from June 21, 2016 (inception) to June 30, 2016.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through key strategic alliances and technology development. Our total assets as of June 30, 2017 are $246,058 and our cash balance is $242,986. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We intend to raise the funds necessary through the sales of equity and debt instrument. From our inception we have raised approximately $3.3 million through the sale of equity securities. Recently, we created a new wholly owned subsidiary, Distinct Cars, LLC, and began leasing cars to Uber and Lyft drivers. Distinct Cars has issued notes payable for approximately $221,000 that was used as a down payment for the vehicles that are being leased to the drivers. In addition, in conjunction with the notes payable, we issued to the note holder one shares of our common stock for each $13.33 loaned.

Item 2. Other Information

None

Item 3. Financial Statements

YAYYO, INC

Financial Statements

June 30, 2017

YAYYO, INC.

CONDENSED BALANCE SHEETS

As of June 30, 2017 and December 31, 2016

(unaudited)

ASSETS	June 30,	December 31,
	2017	2016
Current Assets:
Cash	$242,986	$18,643
Total current assets	242,986	18,643

Furniture and equipment	3,072	—
Deferred offering costs	—	136,032

TOTAL ASSETS	$246,058	$154,675

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	286,499	180,429
Advances from related party	$125,000	$75,000
Total current liabilities	411,499	255,429

Commitments and contingencies (Note 8)	—	—

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.000001 par value; 10,000,000 shares authorized;
nil shares issued and outstanding
Common stock, $0.000001 par value; 90,000,000 shares authorized;
25,285,261 and 25,011,000 shares issued and outstanding	25	25
Additional paid-in capital	3,909,791	1,382,930
Accumulated deficit	(4,075,257)	(1,483,709)
Total stockholders’ equity (deficit)	(165,441)	(100,754)
TOTAL LIABILITIES AND STOCKHLDERS’ EQUITY (DEFICIT)	$246,058	$154,675

The accompanying footnotes are an integral part of these unaudited condensed financial statements.

YAYYO, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2017 and the Period From June 21, 2016 (inception) to June 30, 2016

(unaudited)

	Six Months	June 21, 2016
	Ended	(inception) to
	June 30, 2017	June 30, 2016

Revenue	$—	$—

Operating expenses:
Selling and marketing expenses	30,139	—
Product development	209,489	20,000
General and administrative expenses	2,236,491	32,572
Total operating expenses	2,476,119	52,572

Other income (expense):
Interest and financing costs	(155,695)	—
Change in value of derivative liability	40,266	—
Total other income (expense)	(115,429)	—

Net loss	$(2,591,548)	$(52,572)

Weighted average shares outstanding :
Basic	25,137,541	16,507,353
Diluted	25,137,541	16,507,353

Loss per share
Basic	$(0.10)	$(0.00)
Diluted	$(0.10)	$(0.00)

The accompanying footnotes are an integral part of these unaudited condensed financial statements.

YAYYO, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2017 and the Period From June 21, 2016 (inception) to June 30, 2016

(unaudited)

	Six Months	June 21, 2016
	Ended	(inception) to
	June 30, 2017	June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,591,548)	$(52,572)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	106	—
Stock option expense	1,224,242	—
Non-cash financing costs	39,293	—
Amoritzation of debt discounts	113,888	—
Change in value of derivative liability	(40,266)	—
Change in opertaing assets and liabilities:
Prepaid expenses	—	(66,000)
Accounts payable	42,465	—
Net cash used in operating activities	(1,211,820)	(118,572)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(3,178)	—
Net cash used in investing activities	(3,178)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	2,013,172	120,000
Paymnet of offering costs	(609,943)	—
Proceeds from convertible note payable	100,000	—
Repayment of convertible note payable	(113,888)	—
Proceeds from advance from related party	50,000	—
Net cash provided by financing activities	1,439,341	120,000

NET INCREASE IN CASH	224,343	1,428

CASH, BEGINNING OF PERIOD	18,643	—

CASH, END OF PERIOD	$242,986	$1,428

CASH PAID FOR:
Interest	$16,402	$—
Income taxes	$—	$—

The accompanying footnotes are an integral part of these unaudited condensed financial statements.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

YayYo, Inc. (“YayYo” or the “Company”) was incorporated on June 21, 2016 under the laws of the state of Delaware originally as a limited liability company and subsequently changed to a C corporation. The accompanying financial statements are retroactively restated to present the Company as a C corporation from June 21, 2016. The Company is a single sign-on metasearch app for smartphones that provide price comparison and booking of all available ride sharing and taxi services along with select limousine and public transportation services.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.

Revenue and Cost Recognition

The Company intends to earn revenues through the sale of its app for smartphones. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  No revenues have been earned or recognized as of December 31, 2016. Expenses are recognized as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities outstanding during the period from June 21, 2016 (inception) to December 31, 2016.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising costs from June 21, 2016 (inception) to December 31, 2016 were $145,803.

Research and Development Costs

The Company expenses its research and development costs as incurred. Developments costs from June 21, 2016 (inception) to December 31, 2016 were $683,255.

Deferred Offering Costs

Deferred offering costs are amounts incurred that are directly related to the offering of the Company’s common stock. These costs will be offset against the proceeds from the Company’s equity offering.

Software Development Costs

Software development costs are capitalized in accordance with FASB ASC 985-20 Cost of Software to Be Sold, Leased, or Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. The establishment of technological feasibility and the ongoing assessment for recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software development costs are comprised primarily of direct overhead, payroll costs, and consultants’ fees of individuals working directly on the development of specific software products.

Amortization of capitalized software development costs is provided on a product-by-product basis on the straight-line method over the estimated economic life of the products (not to exceed three years). Management periodically compares estimated net realizable value by product to the amount of software development costs capitalized for that product to ensure the amount capitalized is not in excess of the amount to be recovered through revenues. Any such excess of capitalized software development costs over expected net realizable value is expensed at that time.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

The Company intends to file U.S. federal tax returns when due. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes-Merton option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. During the six months ended June 30, 2017, the Company’s only derivative financial instrument was an embedded conversion feature associated with convertible notes payable due to certain provisions that allow for a change in the conversion price based on a percentage of the Company’s stock price at the date of conversion.

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The Company uses Level 2 inputs for its valuation methodology for derivative liabilities as their fair values were determined by using the Black-Scholes-Merton pricing model based on various assumptions. The Company’s derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as adjustments to fair value of derivatives.

At June 30, 2017 and December 31, 2016, the Company did not identified any liabilities that are required to be presented on the balance sheet at fair value. The derivative liability associated with the convertible notes payable were both issued and repaid during the six months ended June 30, 2017; therefore, there was no derivative liability at June 30, 2017 or December 31, 2016.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Note 3 – Convertible Notes Payable

On January 6, 2017, the Company entered into a letter agreement (the “CFI Letter Agreement”) with Chase Financing, Inc. (“CFI ”), pursuant to which CFI agreed to provide up to $100,000 in capital to the Company through one or more loans with an aggregate principal amount of $113,888.

On January 6, 2017, the Company received $50,000 from CFI and issued its 10% original issue discount senior secured convertible note in the principal amount of $55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017 the Company received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note ”). Subsequent to the Second CFI Note, the Company received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of $27,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Company is obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms of the CFI Notes.

Pursuant to the terms of the CFI Notes are secured by a first priority lien and security interest on all of the assets of the Company, now owned or hereafter acquired, and are convertible at the option of the holder into shares of our Common Stock at a conversion price equal to the lower of $7.00 per share or the average of the five lowest volume weighted average trading prices (“VWAP”) of our Common Stock during the twenty (20) trading days immediately prior to the date of conversion. If an event of default occurs under the terms of the CFI Notes, the conversion price will be reduced to $1.00 per share.

Concurrently with the execution of the CFI Letter Agreement and the First CFI Note, as additional collateral to secure the repayment of the CFI Notes by the Company, Ramy El-Batrawi, our founder, Chief Executive Officer, Director and control person of our principal stockholder, X, LLC (an entity wholly owned by Mr. El-Batrawi), entered into a Limited Recourse Guaranty and Pledge agreement with CFI (the “Guaranty & Pledge”), pursuant to which X, LLC agreed to unconditionally and irrevocably guarantee the Company’s repayment of the CFI Notes, and pursuant to which X, LLC pledged up to 300,000 shares of our Common Stock held of record and beneficially owned by X, LLC.

In addition to the Guaranty & Pledge, on January 6, 2017, X, LLC (an entity wholly owned by Mr. El-Batrawi) entered into a Common Stock Purchase Agreement (“Stock Purchase Agreement”), pursuant to which X, LLC agreed to sell and transfer to CFI 200,000 shares of our Common Stock, held of record and beneficially owned by X, LLC, in exchange for the aggregate nominal consideration of one dollar ($1.00). Under the Stock Purchase Agreement, and in addition to the 200,000 shares of Common Stock to be issued upon the effective date of the Stock Purchase Agreement, X, LLC has agreed to provide CFI with certain anti-dilution protection provisions, whereby X, LLC will issue a number of shares of our Common Stock, held as of record and beneficially by X, LLC, equal to two percent (2%) of the number of shares of Common Stock issued or underlying Common Stock Equivalents (as defined under the Stock Purchase Agreement) issued, as the case may be, in the event of a Dilutive Share Issuance (as defined under the Stock Purchase Agreement). X, LLC has the right to repurchase 100,000 of such shares at an aggregate purchase price of $208,500 if exercises within the initial three (3) months after the date of the Stock Purchase Agreement, or $258,500 if exercised within the second three (3) months.

The CFI Notes have been repaid by the Company.

A rollfoward of the convertible note payable from December 31, 2016 to June 30, 2017 is below:

Convertible notes, December 31, 2016	$—
Issued for cash	100,000
Issued for original issue discount	13,888
Debt discount related to new convertible notes	(113,888)
Amortization of debt discounts	113,888
Repayment in cash	(113,888)
Convertible notes, June 30, 2017	$—

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Note 4 – Derivative Liability

The convertible notes payable discussed in Note 3 had a conversion price that can be adjusted based on the Company’s stock price which results in the conversion feature being recorded as a derivative liability.

The fair value of the derivative liability is recorded and shown separately under current liabilities. Changes in the fair value of the derivative liability is recorded in the statement of operations under other income (expense).

The Company uses a weighted average Black-Scholes-Merton option pricing model with the following assumptions to measure the fair value of derivative liability:

Stock price	$4.00
Risk free rate	0.53%
Volatility	200%
Conversion/ Exercise price	$4.00
Dividend rate	0%
Term (years)	0.16 to 0.25

The following table represents the Company’s derivative liability activity from December 31, 2016 to June 30, 2017:

Derivative liability balance, December 31, 2016	$—
Issuance of derivative liability during the period	40,266
Change in derivative liability during the period	(40,266)
Derivative liability balance, June 30, 2017	$—

Note 5 – Stockholders’ Equity

The Company authorized 100,000,000 shares of capital stock with consists of 90,000,000 shares of common stock, $0.000001 par value per share and 10,000,000 shares of preferred stock, $0.000001 par value per share.

Common Stock

During the six months ended from June 30, 2017, the Company sold 274,261 shares of common stock to investors for gross cash proceeds of $2,013,172 of which 229,034 shares and $1,832,272 of cash proceeds were related to the Company’s Regulation A offering. The Company incurred $809,580 of offering cost related to the sale of common stock which consisted principally of legal fees and costs associated with soliciting the sale of common stock directly to the Regulation A investors.

Stock Options

The following is a summary of stock option activity:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2016	450,000	$1.00	2.00	$—
Granted	300,000	$8.00
Forfeited	—
Exercised	—
Outstanding, June 30, 2017	750,000	$3.80	2.80	$3,150,000
Exercisable, June 30, 2017	570,000	$2.47	2.42	$3,150,000

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

The exercise price for options outstanding at June 30, 2017:

Outstanding		Exercisable
Number of	Exercise	Number of	Exercise
Options	Price	Options	Price
450,000	$1.00	450,000	$1.00
300,000	8.00	120,000	8.00
750,000		570,000

For options granted during fiscal year 2016 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $0.85 and the weighted-average exercise price of such options was $1.00.   No options were granted during fiscal 2016 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

For options granted during fiscal year 2017 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $7.54 and the weighted-average exercise price of such options was $8.00.   No options were granted during fiscal 2017 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

The fair value of the stock options is being amortized to stock option expense over the vesting period. The Company recorded stock option expense of $1,224,242 during the six months ended June 30, 2017. As of June 30, 2017, the unamortized stock option expense was $1,356,703, which is expected to be recognized as an expense through December 2018.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option- pricing model for options granted are as follows:

Risk-free interest rate	1.14%
Expected life of the options	2.08 years
Expected volatility	200%
Expected dividend yield	0%

Note 6 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated any revenues or profits since inception, and has sustained a net loss of $2,591,548 for the six months ended June 30, 2017. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 7 – Related Party Transactions

During the six months ended June 30, 2017 and the period from June 21, 2016 (inception) to December 31, 2016, the Company paid management fees of $120,000 and $140,000, respectively, to a company that is owned by the Company’s majority stockholder.

During the six months ended June 30, 2017 and the period from June 21, 2016 (inception) to December 31, 2016,, the Company’s majority stockholder advanced a total of $50,000 and $75,000 to the Company. These advances are non-interest bearing and due upon demand. At June 30, 2017 and December 31, 2016, amount due to Company’s majority stockholder was $125,000 and $75,000, respectively.

Note 8 – Commitments and Contingencies

On July 28, 2016, the Company entered into a client service agreement with an advertising agency. The agency is to obtain negotiate, arrange and purchase and otherwise deal with all media placements for the Company’s product in television, radio and print ads. The Company is obligated to compensate the adverting agency a commission of 15% of the gross amounts charged for the television, radio and print ads.

On August 27, 2016, the Company entered into a development agreement with a software developer to develop interface software for the Company’s product. The Company agreed to pay a fee of $4,860 plus $85 per hour for the software development services.

On November 1, 2016, the Company entered into an agreement with an individual to perform marketing services. The individual will receive compensation as follows:

●	5% of any investment the Company receives as a result of the individuals efforts;

●	10% of gross ad revenue achieved;

●	$5,000 per month through May 2017 payable in cash; and

●	$20,000 per month through May 2017 payable in equity.

Note 9 – Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments . ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements.  ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter.  Early adoption is permitted.  The Company is currently evaluating the impact of the adoption of ASU 2014-15 on the Company’s financial statements and disclosures.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers.  ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition.  ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract.  The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.  ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017.   Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein.  Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.  The Company is in the process of evaluating the impact of ASU 2014-09 on the Company’s financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

YAYYO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

For Six Months Ended June 30, 2017

Note 10 – Subsequent Events

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from July 1 , 2017 to September 25, 2017.  The Company did not have any material recognizable subsequent events during this period except for the following:

The Company created a new wholly owned subsidiary, Distinct Cars, LLC, and began leasing cars to Uber and Lyft drivers. Distinct Cars has issued notes payable for approximately $221,000 that was used as a down payment for the vehicles that are being leased to the drivers. In addition, in conjunction with the notes payable, the Company issued to the note holder one shares of the Company’s common stock for each $13.33 loaned.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Ramy El-Batrawi
Chief Executive Officer
Date:	September 27, 2017